UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

BSQUARE CORPORATION
(Name of Subject Company)

KONTRON MERGER SUB., INC.
(Offeror)

A Wholly Owned Subsidiary of

KONTRON AMERICA, INCORPORATED
(Offeror)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

11776U300
(CUSIP Number of Class of Securities)

Philipp Schulz
President
Kontron Merger Sub., Inc.
Industriezeile 35
4020 Linz
Austria
+43 664 60191 1075
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jay H. Knight
Taylor K. Wirth
Barnes & Thornburg LLP
827 19th Avenue South, Suite 930
Nashville, Tennessee 37203-3447
(615) 621-6100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Kontron Merger Sub., Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Kontron America, Incorporated, a Delaware corporation (“Kontron”), with the Securities and Exchange Commission (the “SEC”) on October 24, 2023 (as it may be further amended and supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of Bsquare Corporation, a Washington corporation (“BSQR”), at a purchase price of $1.90 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 24, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“On November 22, 2023, Kontron and BSQR announced an extension of the Expiration Date of the Offer until one minute after 11:59 p.m., Eastern Time, on December 6, 2023, unless the Offer is further extended or earlier terminated pursuant to the terms of the Merger Agreement. The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.”

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) of the expiration date of the Offer being “one minute after 11:59 p.m., Eastern Time, on November 21, 2023” are amended and replaced with “one minute after 11:59 p.m., Eastern Time, on December 6, 2023.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(B)	Joint Press Release issued by Kontron America, Incorporated and Bsquare Corporation on November 22, 2023.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2023

KONTRON AMERICA, INCORPORATED

By:	/s/ Ted Christiansen
Name:	Ted Christiansen
Title:	General Manager

KONTRON MERGER SUB., INC.

By:	/s/ Ted Christiansen
Name:	Ted Christiansen
Title:	Director and Secretary